UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

On November 13, 2020, the registrant issued a press release announcing the closing of the acquisition of Phoenix Motorcars by the registrant’s wholly owned subsidiary, Edisonfuture Inc., submitted herewith as Exhibit 99.1. Consideration for the acquisition included $11.5 million in registrant’s Ordinary Shares, valued at $10.02 per share. The Membership Interest Purchase Agreement is submitted as Exhibit 99.2.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 13, 2020
99.2	Membership Interest Purchase Agreement, dated November 12, 2020, between Al Yousuf, as Seller, and Edisonfuture Inc., as Buyer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By	/s/ Xiaofeng Peng
Name	Xiaofeng Peng
Title	Chief Executive Officer

Date: November 13, 2020

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